UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2016.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2016 and 2015, and for the year ended January 31, 2016

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Walmart 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan as of January 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended January 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart 401(k) Plan at January 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended January 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Walmart 401(k) Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Rogers, Arkansas
July 15, 2016

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2016	2015
Assets
Investments (at fair value)	$20,808,002	$22,413,903
Cash and Cash equivalents	11,391	3,079
Accrued Investment Income	2,265	—
Receivable due from broker	—	6
Total assets	20,821,658	22,416,988

Liabilities
Due to Broker	12,701	—
Accrued expenses	1,471	—
Total liabilities	14,172	—
Net assets available for benefits	$20,807,486	$22,416,988
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2016
Additions
Company contributions	$962,419
Associate contributions	1,379,488
Interest and dividend income	90,562
Other, net	275
Total additions	2,432,744
Deductions
Benefit payments	(2,036,344)
Administrative expenses	(34,887)
Net depreciation in fair value of investments	(1,971,015)
Total deductions	(4,042,246)
Net decrease	(1,609,502)
Net assets available for benefits at beginning of year	22,416,988
Net assets available for benefits at end of year	$20,807,486
See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2016
1. Description of the Plan
The following description of the Walmart 401(k) Plan (the "Plan") provides general information regarding the Plan as in effect on January 31, 2016. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Walmart" or "the Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan ("Profit Sharing") applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated in order to convert it to a safe harbor plan, allowing for matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart 401(k) Plan. The Plan has a January 31 fiscal year end ("Plan Year").
Beginning February 1, 2015, each eligible employee can participate in the Plan beginning on the employee's date of hire. Prior to February 1, 2015, employees became eligible to participate upon completion of at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for operation, the investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Plan's Retirement Plans Committee. Retirement Plans Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title, with ratification of a majority of sitting committee members.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Retirement Plans Committee. The Northern Trust Company has appointed Bank of America, N.A. as the custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan Year) will receive a Company matching contribution. The Company makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to six percent of each participant's eligible wages for the Plan year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the primary type of the Company contributions to the Plan; however, the Company may elect to make additional types of contributions to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2016. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the "Code").

Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's contributions to the Plan made on the participant's behalf. Prior year forfeitures of non vested Profit Sharing contributions were used to pay some Plan expenses for the Plan year. The remaining prior year forfeitures and forfeitures of non-vested Profit Sharing contributions in the current Plan year were used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions. A participant's Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant's Profit Sharing and contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service ("IRS"). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2016, include a variety of equity securities, mutual funds, bonds, and common/collective trusts.
A participant may direct the Trustee to invest any portion of his or her Profit Sharing contributions in available investment options, including Walmart common stock, or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Retirement Plans Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Wal-Mart Stores, Inc. equity securities, other equity securities, and mutual funds are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan Year. Bonds are stated at fair value obtained from third party pricing services. Investments in common/collective trust funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the gains and losses on investments bought and sold as well as held during the year. Benefit payments are recorded when paid. Walmart contributions are recorded by the Plan in the period in which they were accrued by Walmart. Walmart contributions to the Plan related to the Plan Year ended January 31, 2016, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment's strategy is no longer required. Part III is not applicable to the Plan. The Plan has elected to early adopt ASU 2015-12. Accordingly, the Plan retrospectively modified its investment disclosures as described above. The adoption had no effect on the Plan's statement of net assets available for benefits for the years ended January 31, 2016 and 2015, or statement of changes in net assets available for benefits for the year ended January 31, 2016.
In May 2015, FASB issued ASU 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). The standard eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. The standard is effective for interim and annual periods beginning after December 15, 2015. The Plan has elected to early adopt this ASU retrospectively as of January 31, 2016. The adoption had no effect on the Plan's change in net assets available for benefits or net assets available for benefits previously reported.

3. Investments
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
At January 31, 2016 and 2015, participants may allocate their investments among 20 and 22 investment funds, respectively, (consisting of a variety of underlying equity securities, mutual funds, bonds and common/collective trusts) and may change their investment elections daily for future contributions.

4. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2016 or 2015.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2016
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Walmart Stores Inc. Equity Securities (a)	$2,905,328	$—	$2,905,328
Other Equity Securities (a)	1,069,410	—	1,069,410
Mutual Funds (a)	1,056,031	—	1,056,031
Bonds (c)	—	617,044	617,044
Total Investments at Fair Value	5,030,769	617,044	5,647,813
Common/Collective Trusts measured at Net Asset Value
US Equity (Large Cap) (b)	—	—	5,650,043
US Equity (Small Mid Cap) (b)	—	—	1,220,546
International Equity (b)	—	—	3,045,892
Bond Fund (b)	—	—	2,157,666
Short Term Bond Fund (b)	—	—	557,105
Short Term Investment Fund (b)	—	—	338,818
Global Listed Infrastructure (b)	—	—	274,187
Commodities (b)	—	—	666,794
Global Real Estate Investment Trusts (b)	—	—	1,249,138
Total Common/Collective Trusts measured at Net Asset Value	—	—	15,160,189
Total Investments	$5,030,769	$617,044	$20,808,002

(a)	Fair value is based on quoted price in active market.

(b)	Fair value is based on the Net Asset Value provided by the issuer.

(c)
Fair value is based on prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

	Fair Value Measurements as of January 31, 2015
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Walmart Stores Inc. Equity Securities (a)	$3,918,075	$—	$3,918,075
Mutual Funds (a)	1,345,874	—	1,345,874
Exchange Traded Fund (ETF) (a)	574,558	—	574,558
Bonds (c)	—	402	402
Total Investments at Fair Value	5,838,507	402	5,838,909
Common/Collective Trusts measured at Net Asset Value
US Equity (Large Cap) (b)	—	—	5,963,635
US Equity (Small Mid Cap) (b)	—	—	1,924,047
International Equity (b)	—	—	2,414,331
Bond Fund (b)	—	—	3,335,604
Short Term Bond Fund (b)	—	—	651,146
Short Term Investment Fund (b)	—	—	294,671
Global Listed Infrastructure (b)	—	—	134,967
Commodities (b)	—	—	680,667
Global Real Estate Investment Trusts (b)	—	—	1,175,926
Total Common/Collective Trusts measured at Net Asset Value	—	—	16,574,994
Total Investments	$5,838,507	$402	$22,413,903

(a)	Fair value is based on quoted price in active market.

(b)	Fair value is based on the Net Asset Value provided by the issuer.

(c)
Fair value is based on prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
(Amounts in thousands)	2016	2015
Net assets available for benefits per the financial statements	$20,807,486	$22,416,988
Less: Amounts allocated to withdrawn participants	(13,906)	(12,649)
Net assets available for benefits per the Form 5500	$20,793,580	$22,404,339
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2016:

(Amounts in thousands)
Net decrease per the financial statements	$(1,609,502)
Less: Amounts allocated to withdrawn participants at January 31, 2016	(13,906)
Add: Amounts allocated to withdrawn participants at January 31, 2015	12,649
Net decrease per the Form 5500	$(1,610,759)
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2013 and subsequent fiscal years.
7. Party-In-Interest Transactions
The Plan holds units of common/collective trust funds managed by The Northern Trust Company, the trustee for the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
At January 31, 2016 and 2015, the Plan held $628.6 million and $0.2 million of common/collective trust funds managed by the Trustee, respectively.
At January 31, 2016 and 2015, the Plan held 43.8 million and 46.1 million shares of common stock of the Company, with a fair value of approximately $2.9 billion and $3.9 billion, respectively. For the year ended January 31, 2016, the Plan recorded dividend income on the common stock of the Company of approximately $88 million.
8. Subsequent events
Effective February 1, 2016, participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of $50,000 or 50% of their vested account balance. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus one percent. Payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2016

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2016	Investments at Fair Value
WALMART STORES INC EQUITY SECURITIES
WAL-MART STORES INC COM*	43,781,310	$2,905,328
TOTAL WALMART STORES INC EQUITY		2,905,328
OTHER EQUITY SECURITIES
AVAGO TECHNOLOGIES LTD NPV STOCK MERGER BROADCOM LTD 2215AK1 02-01-2016	59,682	7,980
1ST COMWLTH FNCL CORP COM LM	252,035	2,200
1ST NIAGARA FINL GROUP INC NEW COM	185,100	1,812
3M CO COM	4,722	713
8X8 INC NEW COM	79,740	1,001
ABERCROMBIE & FITCH CO CL A	149,400	3,920
ABIOMED INC COM	30,059	2,565
ACACIA RESH CORP COM	754,300	2,821
ACCENTURE PLC SHS CL A NEW	5,524	583
ACCO BRANDS CORP COM	523,100	3,175
ACCURAY INC DEL COM	206,487	1,100
ACTUANT CORP CL A NEW	55,500	1,292
ACUITY BRANDS INC COM	2,462	498
ACXIOM CORP COM	133,758	2,501
ADAMAS PHARMACEUTICALS INC COM	28,256	484
ADOBE SYS INC COM	64,920	5,786
ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR	19,890	2,503
ADR FLAMEL TECHNOLOGIES SA SPONSORED ADR	197,979	2,011
ADR SMITH & NEPHEW P L C SPONSORED ADR NEW	167,092	5,608
ADR WNS HLDGS LTD SPONSORED ADR	49,332	1,415
ADT CORP COM	165,001	4,881
AETNA INC	13,171	1,341
AGILENT TECHNOLOGIES INC COM	5,912	222
AIRGAS INC COM	67,437	9,441
ALEXION PHARMACEUTICALS INC COM	15,230	2,222
ALLERGAN PLC. COMMON STOCK	29,600	8,419
ALLIANCE DATA SYS CORP COM	9,460	1,890
ALLSTATE CORP COM	11,242	681
ALPHABET INC CAP STK CL A CAP STK CL A	12,731	9,693
ALPHABET INC CAP STK CL C CAP STK CL C	11,093	8,241
ALTRIA GROUP INC COM	19,319	1,180
AMAZON COM INC COM	14,420	8,464
AMER FINL GROUP INC OH COM STK	9,808	696
AMERICAN EQUITY INVT LIFE HLDG CO COM	53,000	964
AMERICAN TOWER CORP	33,190	3,131
AMERICAN VANGUARD CORP COM	66,200	745
AMERISOURCEBERGEN CORP COM	63,652	5,701

AMGEN INC COM	14,770	2,256
AMN HEALTHCARE SVCS INC COM	21,977	619
AMTRUST FINL SVCS INC COM	32,785	1,875
ANACOR PHARMACEUTICALS INC COM STK	6,920	520
ANALOG DEVICES INC COM	19,879	1,071
ANALOGIC CORP COM PAR $0.05	53,820	3,986
ANDERSONS INC COM	87,000	2,550
APOGEE ENTERPRISES INC COM	78,528	3,124
APPLE INC COM STK	145,587	14,171
APPLIED OPTOELECTRONICS INC COM	58,051	950
ARIAD PHARMACEUTICALS INC COM	161,382	810
AT&T INC COM	34,474	1,243
ATLAS AIR WORLDWIDE HLDGS INC COM NEW STK	100,566	3,694
AUTOBYTEL INC COM NEW	48,187	879
AUTOZONE INC COM	4,620	3,545
AVERY DENNISON CORP COM	3,224	196
AVIS BUDGET GROUP INC COM STK	33,274	874
AVNET INC COM	6,487	259
BANCORP INC DEL COM STK	350,223	1,576
BANK OF THE OZARKS INC COM	210,051	9,314
BARNES GROUP INC COM	39,785	1,293
BAXALTA INC COM	30,257	1,211
BBCN BANCORP INC COM	46,123	701
BEACON ROOFING SUPPLY INC COM	32,385	1,312
BERKLEY W R CORP COM	19,200	963
BERKSHIRE HATHAWAY INC-CL B	20,383	2,645
BERRY PLASTICS GROUP INC COM	64,142	1,995
BIG LOTS INC COM	51,600	2,001
BIODELIVERY SCIENCES INTL INC COM	464,665	1,882
BIOGEN INC COMMON STOCK	13,538	3,697
BIOSPECIFICS TECHNOLOGIES CORP COM	19,895	760
BLACK BOX CORP DEL COM	171,490	1,307
BLACK KNIGHT FINL SVCS INC CL A CL A	29,649	895
BLACKHAWK NETWORK HLDGS INC COMMON STOCK	43,690	1,647
BOEING CO COM	58,424	7,018
BOFI HLDG INC COM STK	35,828	615
BOINGO WIRELESS INC COM STK	125,499	766
BRINKER INTL INC COM	26,304	1,308
BRISTOL MYERS SQUIBB CO COM	87,690	5,451
BRIXMOR PPTY GROUP INC COM	234,860	6,252
BROADRIDGE FINL SOLUTIONS INC COM STK	117,095	6,272
BROADSOFT INC COM	25,967	888
BUILDERS FIRSTSOURCE INC COM STK	68,204	548
BURLINGTON STORES INC COM	12,150	653
C R BARD	8,579	1,572
CACI INTL INC CL A CL A	8,291	689
CAESARSTONE SDOT YAM LTD COM STK	39,896	1,500
CALAMP CORP COM	247,778	4,212
CALLAWAY GOLF CO COM	116,896	1,018
CALLIDUS SOFTWARE INC COM STK	145,513	2,245

CAMBREX CORP COM	21,110	731
CANADIAN PAC RY LTD COM NPV	33,190	3,974
CAP BK FINL CORP CL A COM CL A COM	23,486	715
CAPITAL SR LIVING CORP COM	123,679	2,267
CARA THERAPEUTICS INC COM	35,313	318
CARBO CERAMICS INC COM	202,300	3,348
CARDINAL HLTH INC	20,692	1,684
CARDTRONICS INC COM STK	49,177	1,515
CARLISLE COMPANIES INC COM	13,970	1,169
CARMIKE CINEMAS INC COM	84,249	1,869
CARRIZO OIL & GAS INC COM	40,916	1,110
CASEYS GEN STORES INC COM	78,491	9,477
CAVCO INDS INC DEL COM STK	12,107	1,015
CEB INC COM	130,834	7,717
CELGENE CORP COM	79,290	7,954
CHEGG INC COM	103,973	603
CHEVRON CORP COM	19,342	1,673
CHOICE HOTELS INTL INC COM	8,180	358
CHURCH & DWIGHT INC COM	88,117	7,402
CHURCHILL DOWNS INC COM	14,142	1,954
CHUYS HOLDINGS INC COM USD0.01	77,069	2,635
CIRCOR INTL INC COM	25,339	899
CISCO SYSTEMS INC	68,045	1,619
CLUBCORP HLDGS INC COM	110,384	1,321
CME GROUP INC COM STK	40,430	3,633
CMNTY HLTH SYS INC NEW COM	189,000	4,060
COCA COLA CO COM	43,216	1,855
COCA-COLA ENTERPRISES INC NEW COM	37,820	1,756
COGNIZANT TECH SOLUTIONS CORP CL A	89,910	5,692
COHERENT INC COM	11,951	923
COLUMBIA PIPELINE GROUP INC COM	12,880	239
COM EUR0.10	69,697	2,189
COMCAST CORP NEW-CL A	106,917	5,956
COMERICA INC COM	9,674	332
COMFORT SYS USA INC COM	20,433	579
COOPER-STANDARD HOLDING COM	10,529	729
CORE LABORATORIES NV NLG0.03	50,865	5,005
CORE-MARK HLDG CO INC COM	21,513	1,749
CORNERSTONE ONDEMAND INC COM	89,024	2,732
COSTAR GROUP INC COM	9,347	1,639
CRACKER BARREL OLD CTRY STORE INC COM	5,036	661
CRANE CO COM	76,000	3,630
CROSS CTRY HEALTHCARE INC COM	55,611	801
CROWN CASTLE INTL CORP NEW COM	64,232	5,537
CROWN HLDGS INC COM	13,801	633
CURTISS WRIGHT CORP COM	9,936	686
CVS HEALTH CORP COM	20,506	1,981
CYNOSURE INC CL A	86,323	3,125
CYPRESS SEMICONDUCTOR CORP COM	113,000	888
CYRUSONE INC COM	20,017	738

CYTOKINETICS INC COMMON STOCK	84,267	649
DANAHER CORP COM	19,730	1,710
DAVE & BUSTERS ENTMT INC COM	52,414	1,901
DELPHI AUTOMOTIVE PLC	2,817	183
DICKS SPORTING GOODS INC OC-COM	7,031	275
DIGIMARC CORP NEW COM STK	16,580	593
DIGITALGLOBE INC COM NEW COM NEW	55,171	723
DISCOVER FINL SVCS COM STK	108,087	4,949
DOMINOS PIZZA INC COM	10,737	1,223
DR PEPPER SNAPPLE GROUP INC COM STK	31,565	2,962
DXP ENTERPRISES INC COM NEW STK	46,000	721
DYCOM INDS INC COM	26,602	1,763
DYNAVAX TECHNOLOGIES CORP COM NEW COM NEW	31,916	769
EAGLE PHARMACEUTICALS INC COM	10,511	756
EAST WEST BANCORP INC COM	7,630	247
ELECTRONICS FOR IMAGING INC COM	21,330	883
ELLIE MAE INC COM STK	11,084	774
ENCORE CAP GROUP INC COM	41,214	945
ENTERGY CORP NEW COM	24,621	1,738
EOG RESOURCES INC COM	24,690	1,753
EQTY LIFESTYLE PPTYS INC REIT	10,482	691
ESTEE LAUDER COMPANIES INC CL A	13,410	1,143
EURONET WORLDWIDE INC COM	12,610	1,006
EVEREST RE GROUP COM	7,361	1,317
EXAMWORKS GROUP INC COM	88,504	2,430
EXPRESS INC COM	35,073	595
EXXON MOBIL CORP COM	50,854	3,959
F N B CORP PA COM	215,300	2,594
F5 NETWORKS INC COM STK	10,900	1,022
FACEBOOK INC CL A CL A	106,083	11,903
FACTSET RESH SYS INC COM STK	41,274	6,220
FBL FINL GROUP INC CL A CL A	19,190	1,172
FBR & CO FORMERLY FBR CAP MKTS CORP TO 06/01/2011 COM NEW COM NEW	53,359	977
FCB FINL HLDGS INC CL A CL A	26,556	893
FIBROGEN INC COM	33,460	678
FID NATL FINL INC NEW FORMERLY FID FNFV GROUP COM STK	19,917	187
FIESTA RESTAURANT GROUP INC COM	56,442	2,054
FINANCIAL ENGINES INC COM	46,517	1,254
FMC CORP COM (NEW)	26,000	929
FMC TECHNOLOGIES INC COM	7,239	182
FOOT LOCKER INC COM	12,548	848
FOSTER L B CO CL A	204,753	2,361
GAMESTOP CORP NEW CL A	169,943	4,454
GARTNER INC COM	14,744	1,296
GENERAL DYNAMICS CORP COM	22,034	2,947
GENESCO INC COM	28,300	1,872
GIBRALTAR INDS INC COM	29,870	634
GIGAMON INC COM	50,579	1,323
GILEAD SCIENCES INC	71,550	5,939

GLOBAL EAGLE ENTERTAINMENT INC	92,538	935
GLOBAL PMTS INC COM	4,554	268
GLOBUS MED INC CL A NEW COM STK	90,538	2,259
GODADDY INC CL A CL A	25,689	783
GOGO INC COM	199,415	2,901
GRAY T.V INC COM CL B	67,893	893
GREAT WESTN BANCORP INC COM	33,321	870
GREEN DOT CORP COM STK	339,344	6,030
GTT COMMUNICATIONS INC COM	37,745	562
GUIDEWIRE SOFTWARE INC COM	19,479	1,072
H & E EQUIP SVCS INC COM	67,210	783
HANOVER INS GROUP INC COM	11,425	931
HARMAN INTL INDS INC NEW COM STK	23,712	1,764
HARRIS CORP COM	85,397	7,427
HCA HLDGS INC COM	53,230	3,704
HEALTHSOUTH CORP COM NEW STK	190,727	6,826
HEICO CORP NEW COM	13,227	737
HEXCEL CORP NEW COM	25,272	1,046
HIGHWOODS PPTYS INC COM	68,400	2,893
HILL ROM HLDGS INC COM STK	19,202	938
HILTON WORLDWIDE HLDGS INC COM	106,560	1,898
HMS HLDGS CORP COM	79,184	954
HOME DEPOT INC COM	104,485	13,140
HOMESTREET INC	41,821	856
HONEYWELL INTL INC COM STK	13,771	1,421
HUBSPOT INC COM	13,442	546
HURON CONSULTING GROUP INC COM STK	53,456	2,999
HYSTER-YALE MATLS HANDLING INC CL A COM	20,303	1,055
ICU MED INC COM	19,677	1,894
IMMERSION CORP COM	61,717	523
IMPERVA INC	12,211	630
INFOBLOX INC COM USD0.01	254,392	4,106
INPHI CORP COM	35,316	980
INTEGRA LIFESCIENCES HLDG CORP COM DESP	106,022	6,515
INTEGRATED DEVICE TECHNOLOGY INC COM	38,109	971
INTEL CORP COM	44,499	1,380
INTERNATIONAL BUSINESS MACHS CORP COM	2,899	362
INTL FLAVORS & FRAGRANCES INC COM	50,156	5,866
INTL PAPER CO COM	86,106	2,946
INTRA-CELLULAR THERAPIES INC COM	16,009	594
INVESCO LTD COM STK	8,826	264
ITC HLDGS CORP COM STK	150,613	6,009
IXIA COM	80,712	772
J ALEXANDERS HLDGS INC COM CL A	4,365	41
J2 GLOBAL INC COM	12,003	870
JACK HENRY & ASSOC INC COM	123,009	9,986
JACK IN THE BOX INC COM	41,234	3,201
JOHN BEAN TECHNOLOGIES CORP COM STK	17,428	798
JOHNSON & JOHNSON COM USD1	30,837	3,221
JONES LANG LASALLE INC COM STK	3,289	463

KEYSIGHT TECHNOLOGIES INC COM	38,000	889
KFORCE INC	36,825	821
KIMBERLY-CLARK CORP COM	5,691	731
KINDRED HEALTHCARE INC COM STK	233,000	2,251
KITE PHARMA INC COM	12,055	572
KORN / FERRY INTL COM NEW	98,318	3,029
KS CY SOUTHN	68,335	4,844
L BRANDS INC COM	30,510	2,934
LA QUINTA HLDGS INC COM	51,776	587
LAM RESH CORP COM	47,920	3,440
LAS VEGAS SANDS CORP COM STK	22,720	1,025
LASALLE HOTEL PPTYS COM SH BEN INT	100,434	2,226
LENDINGTREE INC NEW COM	7,527	555
LEXICON PHARMACEUTICALS INC FORMERLY LE COMMON STOCK	50,850	518
LIFELOCK INC COM	52,229	626
LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK	17,607	1,760
LINCOLN ELEC HLDGS INC COM	10,767	573
LINKEDIN CORP CL A	14,770	2,923
LIPOCINE INC NEW COM	56,478	512
LIVANOVA PLC ORD GBP1.00 (DI)	38,639	2,163
LKQ CORP COM LKQ CORP	61,759	1,692
LOCKHEED MARTIN CORP COM	14,770	3,116
LOGMEIN INC COM	35,843	1,872
LOWES COS INC COM	15,738	1,128
LSB INDS INC COM	186,251	1,043
LYON WILLIAM HOMES CL A NEW COM USD0.01 CL'A'(POST REV SPLIT)	111,780	1,214
LYONDELLBASELL IND N V COM USD0.01 CL 'A'	3,476	271
M/A-COM TECHNOLOGY SOLUTIONS HLDGS INC COM STK	21,668	834
MADDEN STEVEN LTD COM	34,673	1,120
MANHATTAN ASSOCS INC COM	10,789	622
MANNING & NAPIER INC CL A	83,325	687
MARKETO INC COM	120,427	2,289
MARRIOTT INTL INC NEW COM STK CL A	19,280	1,181
MASIMO CORP COM STK	21,994	808
MASTEC INC COM	134,693	2,080
MASTERCARD INC CL A	119,902	10,675
MATSON INC COM	20,104	812
MAXIMUS INC COM	96,024	5,125
MAXLINEAR INC-CLASS A	371,435	5,713
MC DONALDS CORP COM	40,658	5,033
MCKESSON CORP	6,455	1,039
MDC PARTNERS INC CL A SUB VTG SHS CL A SUB VTG SHS	363,491	7,103
MEDICINES COMPANY COM	36,468	1,260
MERCK & CO INC NEW COM	28,653	1,452
MICROSOFT CORP COM	246,018	13,553
MLP LAZARD LTD CL A	147,847	5,321
MLP SUNOCO LOGISTICS PARTNERS L P COM UNITS	155,417	3,461
MOBILE MINI INC COM	64,242	1,665
MOLINA HEALTHCARE INC COM	59,384	3,261
MOLSON COORS BREWING CO CL B CL B	13,502	1,222

MONDELEZ INTL INC COM	25,335	1,092
MONOLITHIC PWR SYS INC COM	12,176	762
MONOTYPE IMAGING HLDGS INC COM STK	74,351	1,854
MONRO MUFFLER BRAKE INC COM	10,095	664
MOTORCAR PTS & ACCESSORIES INC COM	20,052	689
NATIONAL CINEMEDIA INC COM	87,508	1,369
NATIONAL GEN HLDGS CORP COM	86,764	1,717
NATIONAL STORAGE AFFILIATES TR COM SHS BEN INT COM SHS BEN INT	42,668	742
NATUS MED INC DEL COM	47,778	1,686
NAUTILUS INC COM	40,078	781
NEENAH PAPER INC COM	11,795	713
NEOGENOMICS INC COM NEW COM NEW	101,128	690
NEOPHOTONICS CORP	97,555	875
NETGEAR INC COM	19,011	710
NEUROCRINE BIOSCIENCES INC COM	19,375	824
NEVRO CORP COM	15,160	937
NEW RELIC INC COM	27,042	763
NEWMARKET CORP COM	11,828	4,486
NEXSTAR BROADCASTING GROUP INC CL A	20,138	910
NEXTERA ENERGY INC COM	26,046	2,910
NIKE INC CL B	110,686	6,864
NISOURCE INC COM	12,880	271
NORDSON CORP COM	104,794	6,333
NORTHROP GRUMMAN CORP COM	12,572	2,327
NOVADAQ TECHNOLOGIES INC COM	115,154	1,268
NRG YIELD INC CL A NEW CL A NEW	236,952	2,938
NUTRI SYS INC NEW COM	29,054	576
NXP SEMICONDUCTORS N V COM STK	37,960	2,839
NXSTAGE MED INC COM STK	48,395	916
O REILLY AUTOMOTIVE INC NEW COM	15,280	3,987
OCEANEERING INTL INC COM	7,113	241
OFG BANCORP COM	868,545	4,881
OMEGA HEALTHCARE INVS INC REIT	181,269	5,748
OMEGA PROTEIN CORP COM	93,489	2,112
ON ASSIGNMENT INC COM	159,500	6,165
ON DECK CAP INC COM	128,881	1,021
ONE GAS INC COM	15,579	881
OPEN TEXT CORP COM	70,000	3,420
OPHTHOTECH CORP COM	10,685	579
ORBOTECH LTD SH COM	70,999	1,482
OSI SYS INC COM	103,846	5,693
OTONOMY INC COM	29,037	433
PACIRA PHARMACEUTICALS INC COM	42,859	2,547
PANDORA MEDIA INC	101,526	987
PARTY CITY HOLDCO INC COM	83,626	805
PATRICK INDS INC COM	19,930	697
PAYCOM SOFTWARE INC COM	19,306	582
PAYLOCITY HLDG CORP COM	17,363	540
PBF ENERGY INC CL A CL A	136,671	4,782

PDF SOLUTIONS INC COM	192,108	2,081
PENN NATL GAMING INC COM	97,423	1,377
PEPSICO INC COM	25,832	2,565
PERFICIENT INC COM STK	174,658	3,327
PERKINELMER INC COM	18,699	904
PFIZER INC COM	170,502	5,199
PFSWEB INC COM NEW STK	52,699	652
PHILIP MORRIS INTL COM STK NPV	62,355	5,613
PHOTRONICS INC COM	70,234	839
PINNACLE FOODS INC DEL COM	20,850	894
POLARIS INDS INC COM	63,415	4,683
PORTOLA PHARMACEUTICALS INC COM	14,952	494
POST HLDGS INC COM STK	13,772	806
POST PPTYS INC REIT	9,813	562
POWER SOLUTIONS INTL INC COM NEW COM	46,214	552
PPG IND INC COM	23,780	2,262
PRESTIGE BRANDS HLDGS INC COM	46,254	2,159
PRINCIPAL FINL GROUP INC COM STK	24,928	947
PROCTER & GAMBLE COM NPV	60,692	4,958
PROOFPOINT INC COM	46,118	2,323
PROSPERITY BANCSHARES INC COM	171,266	7,262
PROTHENA CORP PLC	13,772	536
PTC INC COM	20,737	614
Q2 HLDGS INC COM	30,043	651
QLIK TECHNOLOGIES INC COM STK	63,380	1,587
QUALYS INC COM	63,488	1,650
QUEST DIAGNOSTICS INC COM	87,474	5,744
RAYMOND JAMES FNCL INC COM STK	31,746	1,391
REGENCY CTRS CORP COM	9,431	683
REINSURANCE GROUP AMER INC COM NEW STK	8,672	730
RESMED INC COM	125,020	7,089
RESTORATION HARDWARE HLDGS INC COM	17,589	1,084
REVANCE THERAPEUTICS INC COM	17,623	365
RINGCENTRAL INC CL A CL A	41,752	911
ROCKWELL AUTOMATION	52,006	4,970
ROSS STORES INC COM	147,138	8,278
ROVI CORP COM	48,499	944
RUCKUS WIRELESS INC COM	150,969	1,270
RUDOPLH TECHNOLOGIES INC COM	56,323	721
RUSH ENTERPRISES INC CL A CL A	30,094	575
RYDER SYS INC COM	24,313	1,293
SANFILIPPO JOHN B & SON INC COM	14,260	855
SBA COMMUNICATIONS CORP CL A COM	19,830	1,969
SCHWAB CHARLES CORP COM NEW	127,310	3,250
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	77,499	4,725
SELECTIVE INS GROUP INC COM	44,200	1,384
SERVISFIRST BANCSHARES INC COMMON STOCK	12,389	496
SHERWIN-WILLIAMS CO COM	1,227	314
SHIRE PLC ADR	19,280	3,245
SHORETEL INC COM	85,759	704

SHUTTERFLY INC COM	43,441	1,809
SIGNATURE BK NY N Y COM	14,515	2,023
SIGNET JEWELERS LTD ORD USD0.18	9,750	1,131
SILICON GRAPHICS INTL CORP COM	592,439	3,481
SILICON LABORATORIES INC COM	12,679	578
SIMON PROPERTY GROUP INC COM	11,229	2,092
SIX FLAGS ENTMT CORP NEW COM	15,552	782
SKYWORKS SOLUTIONS INC COM	15,109	1,041
SMITH A O CORP COM	21,298	1,488
SNAP-ON INC COM	72,487	11,711
SODASTREAM INTERNATIONAL LTD COM STK	136,500	1,895
SOUTHWESTERN ENERGY CO COM	100,000	889
SOVRAN SELF STORAGE INC COM	8,990	1,013
SPS COMM INC COM	57,277	3,739
ST JUDE MED INC COM	14,974	792
STAMPS COM INC COM NEW	6,526	612
STANLEY BLACK & DECKER INC COM	6,626	625
STARBUCKS CORP COM	79,240	4,815
STEELCASE INC CL A COM	204,717	2,612
STERIS PLC NEW STERIS LTD COMSTK	122,290	8,467
SUPER MICRO COMPUTER INC COM	20,998	625
SUPERNUS PHARMACEUTICALS INC COM STK	129,190	1,465
SURGICAL CARE AFFILIATES INC COM	16,209	692
SWIFT TRANSN CO CL A CL A COM STK	168,611	2,750
SYNCHRONOSS TECHNOLOGIES INC COM STK	117,938	3,614
TALEN ENERGY CORP COM	3,365	24
TCF FNCL CORP COM	132,800	1,595
TELEPHONE & DATA SYS INC COM STK	26,661	618
TELIGENT INC NEW COM	169,917	1,220
TEMPUR SEALY INTL INC COM	12,870	777
TENNECO INC	25,041	957
TESARO INC COM	15,195	525
TEXTURA CORP COM	45,382	717
THERAPEUTICSMD INC COM	87,025	622
TIDEWATER INC COM	410,157	2,178
TITAN MACHY INC COM	130,825	1,111
TJX COS INC COM NEW	4,142	295
TOLL BROS INC COM	26,903	743
TOWER INTL INC COM STK	27,493	633
TRACTOR SUPPLY CO COM	89,560	7,909
TREVENA INC COM	63,365	461
TRIMBLE NAV LTD COM	47,773	922
TRIUMPH GROUP INC NEW COM	172,200	4,391
TRUEBLUE INC COM STK	27,042	618
TUESDAY MORNING CORP COM NEW	162,745	906
U S CONCRETE INC COMMON STOCK	20,641	939
U S PHYSICAL THERAPY COM	13,264	678
ULTA SALON COSMETICS & FRAGRANCE INC COMSTK	26,060	4,721
UNDER ARMOR INC CL A	15,030	1,284
UNION PAC CORP COM	58,750	4,230

UNITED NAT FOODS INC COM	26,476	927
UNITED STS STL CORP NEW COM	144,000	1,008
UNITEDHEALTH GROUP INC COM	12,191	1,404
UNVL DISPLAY CORP COM	13,128	644
US BANCORP	9,901	397
VAIL RESORTS INC COM	10,495	1,312
VALSPAR CORP COM	79,157	6,200
VANTIV INC COM	24,311	1,144
VASCO DATA SEC INTL INC COM	89,958	1,394
VERIZON COMMUNICATIONS COM	64,943	3,245
VERTEX PHARMACEUTICALS INC COM	23,550	2,137
VIAD CORP COM NEW	24,249	715
VISA INC COM CL A STK	155,700	11,598
VISTEON CORP COM NEW COM NEW	10,483	701
VOXX INTL CORP CL A CL A	178,772	767
WAGEWORKS INC COM USD0.001	150,076	6,714
WALT DISNEY CO	46,042	4,412
WASTE CONNECTIONS INC COM	129,109	7,743
WATERS CORP COM	3,392	411
WAYFAIR INC CL A CL A	18,854	852
WEBMD HEALTH CORP COMMON STOCK	22,182	1,134
WEBSTER FNCL CORP WATERBURY CONN COM	28,366	941
WEIGHT WATCHERS INTL INC NEW COM	34,137	433
WELLS FARGO & CO NEW COM STK	62,621	3,145
WESCO AIRCRAFT HOLDINGS INC	487,648	5,505
WESTLAKE CHEM CORP COM STK	6,892	313
WEX INC COM	16,136	1,172
WILLIS TOWERS WATSON PLC COM USD0.000115	12,488	1,429
WRIGHT MEDICAL GROUP NV EUR0.03	73,513	1,466
WYNDHAM WORLDWIDE CORP COM STK	74,988	4,867
XILINX INC COM	116,267	5,845
XYLEM INC COM	5,779	208
ZELTIQ AESTHETICS INC COM	19,930	463
ZENDESK INC COM	30,841	679
TOTAL OTHER EQUITY SECURITIES		1,069,410
MUTUAL FUNDS
AMERICAN EUROPACIFIC GRTH-R6		471,909
PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL		584,122
TOTAL MUTUAL FUNDS		1,056,031
BONDS
21ST CENTY FOX AMER INC 4.75% DUE 09-15-2044 REG		801
ABBVIE INC FIXED 1.8% DUE 05-14-2018		2,107
ABBVIE INC FIXED 4.5% DUE 05-14-2035		313
ACTAVIS FDG SCS 3% DUE 03-12-2020		1,717
ACTAVIS FDG SCS 4.55% DUE 03-15-2035		756
ALCOA INC 6.15% DUE 08-15-2020		1,334
ALLY AUTO 1.49% DUE 11-15-2019		443
ALLY AUTO 1.84% DUE 06-15-2020		634
ALLY AUTO RECEIVABLES SER 15-1 A3 1.39% 09-16-2019		1,042
AMERICAN INTERNATIONAL GROUP INC BNDS 4.8% DUE 07-10-2045 REG		762

AMERICREDIT 1.7% DUE 07-08-2020	516
AMERICREDIT 1.92% DUE 11-08-2019	449
AMERICREDIT 2.89% DUE 01-10-2022	731
AMERICREDIT AUTOMOBILE RECEIVABLES TR 2016-1 NT CL A-2-B 06-10-2019 REG	2,040
AMERICREDIT FLTG RT 1.188% DUE 04-08-2019	1,689
AMGEN INC 4.4% 05-01-2045	106
ANADARKO PETE CORP 4.5% DUE 07-15-2044	359
ANHEUSER-BUSCH 1.9% DUE 02-01-2019	2,747
ANHEUSER-BUSCH 2.65% DUE 02-01-2021	3,048
ANHEUSER-BUSCH 4.7% DUE 02-01-2036	796
ANHEUSER-BUSCH 4.9% DUE 02-01-2046	1,308
ASTRAZENECA PLC 2.375% DUE 11-16-2020	2,753
AT&T INC 4.3 DUE 12-15-2042	429
AT&T INC 4.5% DUE 05-15-2035	258
BA CR CARD TR 1.36% DUE 09-15-2020	1,120
BANK AMER CORP 1.95% DUE 05-12-2018	1,484
BANK AMER CORP 2.625% DUE 10-19-2020	1,666
BANK AMER CORP 3.875% DUE 08-01-2025	550
BK AMER N A TRANCHE # 2.05% 12-07-2018	3,807
BSTN PPTYS LTD 3.65% DUE 02-01-2026	1,121
BURLINGTON NORTHN SANTA FE LLC 5.15 09-01-2043	1,178
CA REP AUTO 1.62% DUE 11-15-2019	1,211
CA REP AUTO RECEIVABLES TR 2015-2 CL A3 1.31% DUE 08-15-2019	2,180
CA REP SER 2014-2 CL A4 1.57 DUE 12-16-2019	1,690
CAPITAL ONE MULTI-ASSET EXECUTION TR 2007-5 NT CL A FLTG 07-15-2020 BEO	1,648
CAPITAL ONE NATL ASSN MCLEAN VA 1.65% DUE 02-05-2018 REG	2,286
CARFINANCE CAP 1.46% DUE 12-17-2018	21
CARMAX AUTO OWNER 1.56% DUE 11-16-2020	2,015
CARMAX AUTO OWNER 1.8% DUE 03-15-2021	1,257
CDN NAT RES LTD 6.75% DUE 02-01-2039	91
CDN PAC RY CO NEW 6.125% DUE 09-15-2115	288
CENOVUS ENERGY INC 3 DUE 08-15-2022	2,123
CHARTER 3.579% DUE 07-23-2020	1,590
CHASE ISSUANCE TR 1.59% DUE 02-18-2020	1,721
CHEVRON CORP NEW 2.419% DUE 11-17-2020	967
CITIGROUP INC 4.4% DUE 06-10-2025	1,096
CITIGROUP INC 4.45% DUE 09-29-2027	321
CITY OF HOPE 5.623% DUE 11-15-2043	662
CLEV CLINIC FNDTN 4.858% DUE 01-01-2114	415
CMO BANC AMER COML MTG TR 2006-6 PASSTHRU CTF CL A-3 5.369 10-10-2045 REG	86
CMO BANC OF AMERICA COMM MTG TST SER 2015-UBS7 CL A4 3.705% 09-15-2048	293
CMO COMM 2015-CCRE26 MTG TR COML MTG PASSTHRU CTF CL A-4 3.63% DUE 10-10-48	345
CMO CR SUISSE 1ST BSTN MTG SECS CORP 2003-19 CL I-A-19 5.25 08-25-2033	1,224
CMO CSAIL 2016-C5 COML MTG TR PASSTHRU CTF CL A-5 3.7567 DUE 11-15-25 REG	504
CMO J P MORGAN MTG TR 2005-A1 MTG PASSTHRU CTF CL 6-T-1 DUE 02-25-2035 REG	2,149

CMO LB-UBS COML MTG TR 2006-C7 COML MTG PASSTHRU CTF CL A-2 5.3 11-15-2021 REG	276
CMO RESDNTL ACCREDIT LNS INC MTG PASS THSER 2003-QS7 CL A-2 4.75 4-25-2033 BEO	299
CMO WELLS FARGO MTG BACKED SECS 2004-EE TR SER 2004-EE CL-2A1 DUE 12-25-2034 REG	1,726
COMCAST CORP NEW 4.2% DUE 08-15-2034	1,490
COMM 2013-CCRE11 3.983% DUE 10-10-2046	806
COMM 2015-PC1 MTG 3.62% DUE 07-10-2050	376
CONOCOPHILLIPS CO 4.15% DUE 11-15-2034	182
COOPERATIEVE 2.5% DUE 01-19-2021	970
CPS AUTO 1.21% DUE 08-15-2018	53
CPS AUTO 1.54% DUE 07-16-2018	86
CSAIL 2015-C2 COML 3.504% DUE 06-15-2057	137
CSAIL 2015-C4 COML 3.8079% DUE 11-15-2048	600
CVS HEALTH CORP 4.875% DUE 07-20-2035	879
CVS HEALTH CORP 5.125% DUE 07-20-2045	391
DEVON ENERGY CORP 3.25% DUE 05-15-2022	421
DIRECTV HLDGS LLC 5.15% DUE 03-15-2042	266
DISCOVER CARD 1.64% DUE 07-15-2021	1,306
DISCOVER CARD 1.9% DUE 10-17-2022	1,057
DISNEY WALT CO NEW 2.3% DUE 02-12-2021	2,780
DOMINION GAS HLDGS 2.5% DUE 12-15-2019	647
DOMINION GAS HLDGS 4.6% DUE 12-15-2044	179
DOMINION RES INC 1.9% DUE 06-15-2018	1,193
DR AUTO .93000000715% DUE 12-15-2017	761
DR AUTO 1.23% DUE 06-15-2018	2,043
DT AUTO OWNER TR 1.06% DUE 09-17-2018	92
ENCANA CORP 6.625% DUE 08-15-2037	367
ENTERPRISE PRODS 5.1% DUE 02-15-2045	330
ENTERPRISE PRODS FIXED 4.9% DUE 05-15-2046	296
EXELON CORP 1.55% DUE 06-09-2017	983
EXELON CORP 5.625% DUE 06-15-2035	134
EXETER AUTOMOBILE 1.06% DUE 08-15-2018	16
EXETER AUTOMOBILE 1.16% DUE 01-15-2019	891
EXETER AUTOMOBILE 1.29% DUE 05-15-2018	26
FED HOME LN MTG CORP GOLD POOL# V80169 3DUE 07-01-2043	683
FEDERAL HOME LN MTG CORP POOL #A93093 4.5% 07-01-2040 BEO	3,187
FEDERAL HOME LN MTG CORP POOL #A95497 4.5% 12-01-2040 BEO	294
FEDERAL HOME LN MTG CORP POOL #C04664 3%03-01-2043 BEO	873
FEDERAL HOME LN MTG CORP POOL #G05964 4.5% 08-01-2040 BEO	113
FEDERAL HOME LN MTG CORP POOL #G07550 3%08-01-2043 BEO	123
FEDERAL HOME LN MTG CORP POOL #G08537 3%07-01-2043 BEO	82
FEDERAL HOME LN MTG CORP POOL #G08540 3%08-01-2043 BEO	352
FEDERAL HOME LN MTG CORP POOL #G60172 4.5% 09-01-2043 BEO	1,907
FEDERAL HOME LN MTG CORP POOL #Q16915 3%04-01-2043 BEO	238
FEDERAL HOME LN MTG CORP SER K040 CL A-2 3.241% 09-25-2024	701
FEDERAL NATL MTG ASSN GTD MTG POOL #AH0951 4.5% 12-01-2040 BEO	123
FEDERAL NATL MTG ASSN GTD MTG POOL #AH7036 4.5% 03-01-2041 BEO	91

FEDERAL NATL MTG ASSN GTD MTG POOL #AI1886 4.5% 05-01-2041 BEO	333
FEDERAL NATL MTG ASSN GTD MTG POOL #AI3506 4.5% 06-01-2041 BEO	181
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ2212 4.5% 10-01-2041 BEO	157
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0393 4.5% 06-01-2041 BEO	137
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1568 4.5% 01-01-2042 BEO	21
FEDERAL NATL MTG ASSN GTD MTG POOL #AL2302 4.5% 08-01-2041 BEO	114
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3484 4.5% 10-01-2042 BEO	365
FEDERAL NATL MTG ASSN GTD MTG POOL #AL6983 3.5% 07-01-2045 BEO	1,562
FEDERAL NATL MTG ASSN GTD MTG POOL #AL7518 3.5% 10-01-2045 BEO	2,400
FHLMC GOLD J10360 4 07-01-2024	243
FHLMC GOLD POL#V80006 3 04-01-2043	120
FHLMC GOLD Q02818 4.5% DUE 08-01-2041	637
FHLMC GOLD Q17034 3 03-01-2043	213
FHLMC GOLD Q35585 4 08-01-2045	1,815
FHLMC GOLD Q36307 4 09-01-2045	2,724
FHLMC GOLD SINGLE FAMILY 3% 30 YEARS SETTLES FEBRUARY	4,157
FHLMC GOLD SINGLE FAMILY 3.5% 30 YEARS SETTLES FEBRUARY	10,997
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES FEBRUARY	3,091
FHLMC MTN 6.25 07-15-2032	1,296
FHLMC MULTICLASS SER K036 CL A2 FLT RT 10-25-2023	174
FHLMC MULTICLASS SER K048 CL A2 VAR RT 06-25-2025	542
FHLMC MULTICLASS TRANCHE 00288 3.00999999046 07-25-2025	412
FHLMC POOL #K041 3.17100000381 10-25-2024	711
FHLMC PREASSIGN 00074 2.375 01-13-2022	2,485
FLAGSHIP CR AUTO 1.21% DUE 04-15-2019	277
FLAGSHIP CR AUTO 1.43% DUE 12-16-2019	78
FLAGSHIP CR AUTO 1.98000001907% DUE 10-15-2020	967
FLAGSHIP CR AUTO 2.38% DUE 10-15-2020	483
FNMA 2.625% 09-06-2024	1,344
FNMA POOL #310104 5.5% 08-01-2037 BEO	1,555
FNMA POOL #310151 5.5% 11-01-2034 BEO	950
FNMA POOL #725223 5.5% 03-01-2034 BEO	894
FNMA POOL #735212 5% 12-01-2034 BEO	236
FNMA POOL #890489 4.5% 11-01-2041 BEO	549
FNMA POOL #AB1345 4.5% 08-01-2040 BEO	779
FNMA POOL #AB2641 4.5% 05-01-2041 BEO	36
FNMA POOL #AB3274 4.5% 07-01-2041 BEO	65
FNMA POOL #AE0201 5.5% 08-01-2037 BEO	715
FNMA POOL #AE0504 4.5% 11-01-2040 BEO	4,080
FNMA POOL #AE6344 4.5% 11-01-2040 BEO	100
FNMA POOL #AQ0535 3% 11-01-2042 BEO	6,630
FNMA POOL #AS5582 4% 08-01-2045 BEO	1,812
FNMA POOL #AS5828 4% 09-01-2045 BEO	1,822
FNMA POOL #AS5829 4% 09-01-2045 BEO	1,818

FNMA POOL #AS6012 4% 10-01-2045 BEO	2,273
FNMA POOL #AS6135 4% 11-01-2045 BEO	1,919
FNMA POOL #AS6151 3% 11-01-2030 BEO	1,585
FNMA POOL #AS6152 3% 11-01-2030 BEO	1,581
FNMA POOL #AS6196 3.5% 11-01-2045 BEO	2,515
FNMA POOL #AS6197 3.5% 11-01-2045 BEO	2,389
FNMA POOL #AS6285 4% 12-01-2045 BEO	2,798
FNMA POOL #AS6400 4% 12-01-2045 BEO	2,473
FNMA POOL #AS6524 3.5% 01-01-2046 BEO	2,465
FNMA POOL #AT2011 3% DUE 04-01-2043 REG	160
FNMA POOL #AT2720 3% DUE 05-01-2043 REG	270
FNMA POOL #AY8403 4% 08-01-2045 BEO	2,751
FNMA POOL #AZ0869 4% 07-01-2045 BEO	1,812
FNMA POOL #AZ4782 4% 10-01-2045 BEO	208
FNMA POOL #AZ4788 4% 10-01-2045 BEO	2,330
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES FEBRUARY	8,154
FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES FEBRUARY	7,043
FNMA SINGLE FAMILY MORTGAGE 3.5% 15. YEARS SETTLES MARCH	3,122
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES FEBRUARY	12,897
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES FEBRUARY	19,503
FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES MARCH	5,289
FORD CR AUTO OWNER 1.40999996662% DUE 02-15-2020	696
FORD CR AUTO OWNER 1.6% DUE 06-15-2021	979
FORD CR AUTO OWNER 1.74% DUE 02-15-2021	1,149
FORD CR AUTO OWNER TR 2015-B CL A4 1.58% DUE 08-15-2020	2,049
FORD MTR CR CO LLC 1.461% DUE 03-27-2017	2,918
FORD MTR CR CO LLC 3.2% DUE 01-15-2021	1,313
GEN MTRS FINL CO 3.1% DUE 01-15-2019	622
GEN MTRS FINL CO FIXED 2.625% DUE 07-10-2017	1,490
GENERAL MTRS CO 6.25% DUE 10-02-2043	615
GILEAD SCIENCES 4.75% DUE 03-01-2046	1,174
GNMA II JUMBOS 3% 30 YEARS SETTLES FEBRUARY	9,087
GNMA II JUMBOS 3.5 30 YEARS SETTLES FEB	24,184
GNMA II JUMBOS 4% 30 YEARS SETTLES FEBRUARY	4,837
GNMA POOL #MA3377 4% 01-20-2046 BEO	4,240
GOLDMAN SACHS 4.75% DUE 10-21-2045	780
GOLDMAN SACHS GROUP INC SR NT 3.625 01-22-2023	934
HALLIBURTON CO 2.7% DUE 11-15-2020	885
HEINZ H J CO 1.6% DUE 06-30-2017	1,604
HONDA AUTO 1.23% DUE 09-23-2019	1,263
HONDA AUTO 1.56% DUE 10-18-2021	911
HYUNDAI AUTO 1.05% DUE 04-15-2019	398
HYUNDAI AUTO 1.46% DUE 02-18-2020	418
HYUNDAI AUTO RECEIVABLES TRUST SERIES 2015-B CLASS A2A 0.69% 04-16-2018	2,251
IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C	1,405
ITC HLDGS CORP 5.3% DUE 07-01-2043	898
JERSEY CENT PWR & 4.3% DUE 01-15-2026	1,282
JOHNSON CTLS INC 4.625% DUE 07-02-2044	303

JPMBB COML MTG 3.8218% DUE 07-15-2048	516
JPMORGAN CHASE & 2.55% DUE 10-29-2020	992
JPMORGAN CHASE & CO 4.25% 10-01-2027	720
JPMORGAN CHASE & FIXED 2.25% DUE 01-23-2020	2,126
KINDER MORGAN INC 5.05% DUE 02-15-2046	569
KINDER MORGAN INC 5.3% DUE 12-01-2034	256
KRAFT FOODS GROUP 6.875% DUE 01-26-2039	270
LOCKHEED MARTIN 2.5% DUE 11-23-2020	1,184
LOCKHEED MARTIN 3.55% DUE 01-15-2026	1,871
LOCKHEED MARTIN 4.7% DUE 05-15-2046	260
MARATHON OIL CORP 2.7% DUE 06-01-2020	1,174
MARATHON PETE CORP 3.4% DUE 12-15-2020	813
MCDONALDS CORP 4.875% DUE 12-09-2045	778
MEDTRONIC INC 4.375% DUE 03-15-2035	1,035
MEDTRONIC INC 4.625% DUE 03-15-2045	541
MET LIFE GLOBAL 1.3% DUE 04-10-2017	2,998
METLIFE INC 4.6% DUE 05-13-2046	728
METROPOLITAN TRANSN AUTH N Y REV 6.814% 11-15-2040 BEO TAXABLE	859
MICROSOFT CORP 4.2% DUE 11-03-2035	673
MORGAN STANLEY 3.875% DUE 01-27-2026	1,139
MORGAN STANLEY 4% DUE 07-23-2025	1,137
NEW JERSEY ST TRANSN TR FD AUTH 5.754% 12-15-2028 BEO TAXABLE	1,728
NEXTERA ENERGY CAP 2.056% DUE 09-01-2017	1,821
NEXTERA ENERGY CAP 2.7% DUE 09-15-2019	1,326
NEXTERA ENERGY CAP STEP CPN 1.586% DUE 06-01-2017	1,656
NISSAN AUTO 1.11% DUE 05-15-2019	1,251
NISSAN AUTO 1.37% DUE 05-15-2020	1,198
NYU HOSPS CTR 5.75% DUE 07-01-2043	422
ONCOR ELEC 5.3 DUE 06-01-2042	325
ONCOR ELECTRIC DELIVERY 4.55% 12-01-2041	922
PANAMA REP DEB 5.2% DUE 01-30-2020 REG	2,212
PETROLEOS 5.5% DUE 02-04-2019	589
PLAINS ALL AMER PIPELINE BNDS 4.65% DUE 10-15-2025	946
PLAINS ALL AMERN 2.6% DUE 12-15-2019	1,186
PROGRESS ENERGY 7.75% DUE 03-01-2031	1,752
PVTPL CARFINANCE CAP AUTO TR 2015-1 NT CL A 144A 1.75% DUE 06-15-2021 BEO	1,220
PVTPL CCO SAFARI II LLC. SR SECD NT 144A 6.384% 23 OCT 2035	692
PVTPL CHEVRON PHILLIPS CHEM CO 1.7% 05-01-2018 BEO	1,088
PVTPL CMO COMM 2012-9W57 MTG TR COML MTGPASSTHRU CTF CL A 2.3646 02-10-2029	2,866
PVTPL CMO COMM MORTGAGE TRUST SER 2015 3BP CL A 3.178% DUE 02-10-2035 BEO	450
PVTPL CMO CREDIT SUISSE MORTGAGE TRUST SER 2014-USA CL A2 3.953% DUE 09-15-2037	338
PVTPL CMO FOSSE MASTER ISSUER PLC RESDNTL MTG VAR RT DUE 10-18-2054 BEO	1,100
PVTPL CMO GS MTG SECS CORP TR 2012-SHOP COML MTG CTF CL A 144A 2.933 6/5/31	1,634
PVTPL CMO GS MTG SECS CORP TR 2015-590M CL A FLTG RT 10-10-2035 BEO	500

PVTPL CMO MORGAN STANLEY SER 2014-CPT CLA 144A 3.35 DUE07-13-2029 BEO	879
PVTPL CMO RBS COML FDG INC 2013-GSP TR COML MTG PASS THRU CL A VAR 01-13-2032	704
PVTPL CORPORACION NACIONAL DEL COBRE DE CHILE NT 144A 4.875% DUE 11-04-2044 BEO	176
PVTPL CPS AUTO RECEIVABLES TR 2013-C CL A 1.64 04-16-2018	56
PVTPL CPS AUTO RECEIVABLES TR 2015-C NT CL A 144A 1.77% DUE 06-17-2019 BEO	1,367
PVTPL CR SUISSE GROUP FDG GUERNSEY LTD GTD SR NT 144A 3.125% DUE 12-10-2020	3,102
PVTPL DP WORLD LTD GLOBAL MEDIUM TERM NTS 144A 6.85 DUE 07-02-2037 BEO	542
PVTPL DR AUTO RECEIVABLES TR 2015-C NT CL A-2-B 144A VAR RT DUE 02-15-2018 BEO	764
PVTPL DRIVE AUTO RECEIVABLES TR 2016-A 1.5% 03-15-2018	1,539
PVTPL DT AUTO OWNER TR 2015-3 AST BACKEDNT CL A 144A 1.66 DUE 03-15-2019BEO	1,604
PVTPL ERAC USA FIN LLC NT 144A 2.35% DUE10-15-2019 BEO	2,134
PVTPL FIRSTENERGY TRANSMISSION LLC SR NT144A 5.45% DUE 07-15-2044/05-19-2014 BEO	836
PVTPL GE CAP INTL FDG CO MEDIUM TERM NTSBOOK TR 00126 2.342 11-15-20 BEO	1,841
PVTPL HEWLETT PACKARD ENTERPRISE CO NT 144A 4.9% DUE 10-15-2025/10-09-2015 BEO	1,611
PVTPL ING BK N V MEDIUM TERM NTS BOOK ENTRY 14 TRANCHE # TR 9 2.0% DUE 11-26-18	1,604
PVTPL OAK HILL ADVISORS RESIDENTIAL LN TR 15 SER 15-NPL2 CL A1 STEP UP 7-25-55	671
PVTPL PETROLEOS MEXICANOS 5.625% DUE 01-23-2046 BEO	773
PVTPL PRICOA GLOBAL FUNDING I PRICOA GLOBAL FUNDING I 1.9% DUE 09-21-2018 BEO	904
PVTPL QTEL INTL FIN LTD GTD GLOBAL TRANCHE # TR 770 3.875 01-31-2028	546
PVTPL SANTANDER UK GROUP HLDGS PLC 5.625% DUE 09-15-2045 BEO	679
PVTPL SCHLUMBERGER HLDGS CORP SR NT 144A4% DUE 12-21-2025/12-21-2015 BEO	1,298
PVTPL SIEMENS FINANCIERINGSMAATSCHAPPIJ N V NT 144A 1.45% DUE 05-25-2018 BEO	1,663
PVTPL SOCIETE GENERALE SUB NT 144A 5.625% DUE 11-24-2045 BEO	664
PVTPL TIAA ASSET MGMT FIN CO LLC SR NT 144A 4.125% DUE 11-01-2024 BEO	275
PVTPL TORONTO DOMINION BK RT 1.95% DUE 04-02-2020	646
PVTPL U S RESIDENTIAL OPPORTUNITY TR 2015-1IV CL A 3.7211% DUE 02-27-2035	222
PVTPL USROF SER 2015-1A CLS NOTE RT 3.7213% DUE 01-27-2035	439
PVTPL VOLT XXII LLC SER 2015-NPL4 CL A-1 VARDUE 02-25-2055	615
PVTPL VOLT XXXI LLC ASSET BACKED NT SER 2015-NPL2 CL A-1 DUE 02-25-2055 BEO	586
PVTPL VOLT XXXII LLC SER 2015-NPL3 CL A1144A 3.375% DUE 10-25-2058 BEO	160
PVTPL VOLT XXXVIII LLC STEP UP DUE 09-25-2045 BEO	190
PVTPL WEA FIN LLC/WESTFIELD 3.25% 10-05-2020	2,556
REGENCY ENERGY 4.5 DUE 11-01-2023	1,463
REPUBLIC OF CHILE SR NT 3.125% DUE 01-21-2026 REG	1,705
REYNOLDS AMERN INC FIXED 2.3% DUE 06-12-2018	2,192
REYNOLDS AMERN INC FIXED 5.7% DUE 08-15-2035	1,400

ROCHE HLDGS INC 3% DUE 11-10-2025	1,591
ROYAL BK CDA 2% DUE 12-10-2018	2,561
SANTANDER DR AUTO 1.82% DUE 05-15-2019	137
SANTANDER DR AUTO 1.83% DUE 01-15-2020	1,311
SANTANDER DR AUTO 2.07% DUE 03-16-2020	1,079
SANTANDER DR AUTO 2.44% DUE 04-15-2021	429
SANTANDER DR AUTO 2.74% DUE 12-15-2021	309
SANTANDER DR AUTO 2.97% DUE 03-15-2021	846
SANTANDER DR AUTO NT 1.2% SR 15-4 CL A2A DUE 12-17-2018	1,810
SANTANDER DR AUTO RECEIVABLES TR 2014-4 NT CL A-2-B 01-16-2018/03-15-2016REG	190
SANTANDER DRIVE AUTO RECEIVABLES TR SER 15-5 CL A2B 11-15-2018	827
SCHLUMBERGER HLDGS CORP 144A 3.0% 12-21-2020 BEO	1,519
SEMPRA ENERGY 9.8% DUE 02-15-2019	5,016
SIMON PPTY GROUP L 2.5% DUE 07-15-2021	2,082
SIMON PPTY GROUP L 3.3% DUE 01-15-2026	308
SOUTHERN CO 1.3% DUE 08-15-2017	1,395
SOUTHERN CO 2.15% DUE 09-01-2019	894
SOUTHERN PWR CO 1.85% DUE 12-01-2017	578
SOUTHERN PWR CO 5.25% DUE 07-15-2043	480
STRUCTURED ADJ FLTG RT 2.778821% DUE 09-25-2034	662
SYNCHRONY CR CARD 1.74% DUE 09-15-2021	553
TENNESSEE VALLEY AUTH GLOBAL PWR BD 2012SER B 3.5% DUE 12-15-2042 REG	967
TENNESSEE VALLEY AUTH GLOBAL PWR BD SER A 4.25% DUE 09-15-2065 REG	975
TIAA AST MGMT FIN 2.95% DUE 11-01-2019	724
TIME WARNER CABLE 7.3% DUE 07-01-2038	293
TIME WARNER INC FIXED 3.6% DUE 07-15-2025	584
TIME WARNER INC FIXED 4.85% DUE 07-15-2045	585
TRANSCANADA 1.625% DUE 11-09-2017	3,159
TRANSCANADA 4.875% DUE 01-15-2026	790
TTX CO MEDIUM TERM NTS BOOK ENTRY 144A TRANCHE # TR 00059 2.25% DUE 02-01-2019	1,364
UBS AG STAMFORD 1.375% DUE 06-01-2017	1,765
UDR INC MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00007 4.625 DUE 01-10-2022	1,424
UNITED STATES TREAS BDS 00202 4.75% DUE 02-15-2037 REG	9,260
UNITED STATES TREAS BDS 00245 2.875% DUE 08-15-2045 REG	12,236
UNITED STATES TREAS BDS 3% DUE 05-15-2045	7,655
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG	10,120
UNITED STATES TREAS NTS 1.625% DUE 07-31-2020 REG	6,356
UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG	3,570
UNITED STATES TREAS NTS DTD 04/30/2015 1.375% DUE 04-30-2020 REG	152
UNITED STATES TREAS NTS DTD 08/15/2015 2% DUE 08-15-2025 REG	11,272
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	3,764
UNITED STATES TREAS NTS DTD 10/31/2015 1.375% DUE 10-31-2020 REG	23,471
UNITED STATES TREAS NTS DTD 11/15/2015 2.25% DUE 11-15-2025 REG	7,909
UNITED STATES TREAS NTS DTD 11/30/2015 .875% DUE 11-30-2017 REG	29,471
UNITED STATES TREAS NTS DTD 12/15/2015 1.25% DUE 12-15-2018 REG	108
UNITED STATES TREAS NTS DTD 12/31/2015 1.75% DUE 12-31-2020 REG	12,915
UNITED STATES TREAS NTS DTD 12/31/2015 2.125% DUE 12-31-2022 REG	2,448

UNIVERSITY CALIF REVS 4.767% 05-15-2115 BEO TAXABLE	607
USAA AUTO OWNER TR 1.2% DUE 06-17-2019	767
UTD AUTO CR 2% DUE 10-15-2017	855
UTD MEXICAN STS TRANCHE # TR 00026 4.75 DUE 03-08-2044	382
UTD STATES TREAS 1.125% DUE 01-15-2019	3,052
UTD STATES TREAS 1.375% DUE 09-30-2020	19,574
UTD STATES TREAS 1.875% DUE 05-31-2022	1,815
UTD TECHNOLOGIES STEP CPN 1.778% DUE 05-04-2018	4,098
VERIZON 4.272% DUE 01-15-2036	1,468
VERIZON 4.672% DUE 03-15-2055	394
VERIZON COMMUNICATIONS 4.522% 09-15-2048	770
VISA INC 4.15% DUE 12-14-2035	430
VISA INC 4.3% DUE 12-14-2045	1,177
WALGREENS BOOTS FIXED 4.8% DUE 11-18-2044	517
WELLS FARGO & CO 2.55% DUE 12-07-2020	2,715
WELLS FARGO & CO 4.9% DUE 11-17-2045	990
WELLS FARGO COML 3.617% DUE 09-15-2057	220
WELLS FARGO COML 3.789% DUE 12-15-2047	398
WELLS FARGO COML 3.809% DUE 12-15-2048	366
WESTPAC BKG CORP 2.6% DUE 11-23-2020	2,020
WI ENERGY CORP FIXED 1.65% DUE 06-15-2018	1,001
WORLD FINL NETWORK CR CARD MASTER NT TR 2015-A AST BACKED NT CL A 02-15-2022 REG	538
XCEL ENERGY INC 1.2% DUE 06-01-2017	1,337
TOTAL BONDS	617,044
COMMON/COLLECTIVE TRUSTS
AEW GLOBAL PROPERTIES TRUST FUND DC FUND CLASS A	249,602
AQR EMERGING EQUITIES FUND CLASS B	159,562
BLACKROCK GOVERNMENT MONEY MARKET	338,818
BLACKROCK MSCI ACWI EX US IMI INDEX NL UND CL F	1,309,266
BLACKROCK RUSSELL 1000 DEFENSIVE INDEX NL FUND F	142,884
BLACKROCK RUSSELL 1000 INDEX NL F FUND	5,277,560
BLACKROCK RUSSELL 2000 INDEX NL	169,696
BLACKROCK RUSSELL 2500 INDEX NL FUND F	50,250
BLACKROCK US DEBT INDEX NON LENDABLEFUND F	851,092
BLACKROCK US TIPS NL F	171,338
COHEN & STEERS GLOBAL LISTED INFRASTRUCTURE FUND	54,778
CORECOMMODITY MANAGEMENT DIVERSIFIED I CIT FUND	199,558
DRZ SMALL CAP VALUE COLLECTIVE FUNDRZ SMALL CAP VALUE COLTV FD	126,439
FIERA ASSET MANAGEMENT USA INTERNATIONAL EQUITY COLLECTIVE TRUST CLASS 1	466,383
FIRST STE INV GL LISTED INF FD TIER IV 66585Y604	109,939
GOLDMAN SACHS COLLECTIVE TRUST CORE PLUS FIXED INCOME FUND S SERIES 2470	567,296
GRESHAM DJF COLLECTIVE INVESTMENT FUND	133,869
HARDING LOEVNER EMERGING MARKETS COLLECTIVE FUND FD 315	159,518
INVESCO GLOBAL REAL ESTATE SECURITIES TRUST GRE	378,717
JACOBS LEVY GROUP TR SMALL/MID VALUEFD	264,460
JPMCB SHORT DURATION BOND FUND	557,105
MONARCH SMALL MID CAP VALUE FUND CLA MPSMWSS W	274,059

MONDRIAN GROUP TR WAL-MART FOCUSED INTL EQUITY FD	322,610
NORTHN TR CO SUB-ADVISED COLTV FD COLTV LSV INTL ACWI EX US 138 *	628,553
NUVEEN GLOBAL INFRASTRUCTURE FUND CLASS J	109,470
PGI CIT GLOBAL PROPERTY	370,561
PRESIMA GLOBAL REAL ESTATE CONCENTRATED	250,258
PRUDENTIAL CORE PLUS TRUST CL NONE PM8 - 32439	567,940
ROBECO CT BOSTON PARTNERS LARGE CAP VALUE F 77029W807	229,599
ROBECO CT WPG PARTNERS SMALL CAP VAL 77029W872UE	123,926
WELLINGTON CIF II COMMODITIES 3448	333,367
WESTWOOD SMIDCAP TRUST	211,716
TOTAL COMMON/COLLECTIVE TRUSTS	15,160,189
TOTAL INVESTMENTS	$20,808,002
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart 401(k) Plan

Date: July 15, 2016	By:	/s/ Sally Welborn
Sally Welborn
Senior Vice President, Global Benefits
Wal-Mart Stores, Inc.